UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-        N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 21, 2008

Exhibit 99.1

VIMICRO TO HOLD AN ANNUAL GENERAL MEETING ON DECEMBER 11, 2008

Beijing, China – November 18, 2008. Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced that it will hold an annual general meeting at Vimicro’s executive office in Beijing on December 11, 2008. Vimicro’s board of directors has fixed the close of business on November 10, 2008 as the record date for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof. The Company will make its 2007 annual report and AGM notice available online at: www.vimicro.com/english/investors.htm. The Company will also furnish a hardcopy of the annual report and AGM notice to shareholders free of charge upon request.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

For further information about Vimicro, please contact:

Investor Contact:

Emilie Deng

Investor Relations Manager

Tel: +86-10-6894.8888 x7143

Email: denglifan@vimicro.com

Shelton Group

Ryan Bright

Tel: +1-972-239-5119 x159

Email: rbright@sheltongroup.com

SOURCE Vimicro International Corporation

Web site: http://www.vimicro.com

Exhibit 99.2

VIMICRO INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VIMC)

NOTICE OF ANNUAL GENERAL MEETING

(or any adjournment thereof) to be held on December 11, 2008

NOTICE IS HEREBY GIVEN that an annual general meeting of Vimicro International Corporation (the “Company”) will be held at 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China on December 11, 2008 at 10:00 a.m. (local time) for the following purposes:

1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

Section 3.1(a) of the 2005 Share Incentive Plan of the Company (the “Plan”) be amended as follows:

‘Subject to the provisions of Article 10 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 31,065,505 Note1 Shares.’”

2. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The Company has fixed the close of business on November 10, 2008 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please refer to the proxy form which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to vote at the annual general meeting and any adjournment or postponement thereof. Holders of American Depositary Shares who wish to exercise their voting rights for the underlying shares must act through the depositary.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM BY DECEMBER 4, 2008.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at www.vimicro.com/english/investors.htm, or by writing to Emilie Deng, Vimicro International Corporation, 16/F, Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China, 100083 or by email to denglifan@vimicro.com.

[1]	From 21,065,505 to 31,065,505, representing the increase of 10 million Shares.

By Order of the Board of Directors,
Vimicro International Corporation

/s/ Zhonghan Deng
Zhonghan Deng
Chairman and Chief Executive Officer

Beijing, November 9, 2008

Executive Office:	Registered Office:

15/F Shining Tower	Maples Corporate Services Limited
No. 35 Xueyuan Road, Haidian District	PO Box 309, Ugland House
Beijing 100083, People’s Republic of China	Grand Cayman, KYI-1104, Cayman Islands

Exhibit 99.3

VIMICRO INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VIMC)

Form of Proxy for Annual General Meeting

(or any adjournment thereof) to be held on December 11, 2008

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Vimicro International Corporation, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China on December 11, 2008, at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 10, 2008 (the “Record Date”) are entitled to notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on all matters. According to the annual report on Form 20-F filed by the Company on June 17, 2008, 140,301,378 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares but excluding Ordinary Shares issuable upon exercise of outstanding options) were outstanding as of December 31, 2007. This Form of Proxy and the accompanying Meeting Notice are first being mailed to the shareholders of the Company on or about November 11, 2008.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, FOR the resolutions set forth in this Form of Proxy. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Annual Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China by December 4, 2008.

VIMICRO INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VIMC)

Form of Proxy for Annual General Meeting

(or any adjournment thereof) to be held on December 11, 2008

I/We,                                                                               of                                                                                                               , being the registered holder of                                               ordinary shares (Note 2), par value US$0.0001 per share, of Vimicro International Corporation (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 3) or                                                                   of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China on December 11, 2008 at 10:00 a.m., and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Notes:

[2]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[3]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

RESOLUTION	FOR(Note 4)	AGAINST(Note 4)
The resolution as set out in paragraph 1 of the Notice of Annual General Meeting regarding the amendment of the Company’s 2005 Share Incentive Plan.

Dated , 2008	Signature(s) (Note [5] )

[4]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, FOR the resolutions set forth in this Form of Proxy. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.

[5]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.